July 10, 2014

Securities and Exchange Commission

Washington, D.C. 20549

Attn: Amit Pande, Accounting Branch Chief

Re:	Monarch Community Bancorp, Inc.

Form 10-K for the fiscal year ended December 31, 2013

Filed March 31, 2014

File No. 000-49814

Dear Mr. Pande:

This letter responds to the letter received from you dated June 30, 2014, to Rebecca S. Crabill, Chief Financial Officer of Monarch Community Bancorp, Inc. (the “Company”).

Referring to the June 30, 2013 letter:

Form 10-K for the fiscal year ended December 31, 2013

Consolidated Financial Statements

Note 2 – Management’s Plan (Unaudited), page 16

1. We note your disclosure that “the accompanying consolidated financial statements have been prepared on a going concern basis” and details of your strategies to return the Bank to profitability and maintain capital; however, the audit report does not include a going concern explanatory paragraph. Please tell us how your auditors considered the guidance in AU Section 341 in evaluating whether there was substantial doubt about your ability to continue as a going concern and the basis for their conclusion.

RESPONSE:

The Company’s disclosure stated, factually, that our financial statements were prepared on a going concern basis. That statement does not mean we had doubt about our ability to continue as a going concern. That was not our conclusion, nor was it the conclusion of our auditors. In response to your inquiry, we asked our auditors for the basis for their conclusion and the responded as follows:

In our 2013 going concern analysis, we considered the levels and trends of problem assets as indicated in the asset quality disclosures as well as the level of losses recurring from normal operations. We also considered that on November 15, 2013, the Company raised $10.5 million of new capital and injected sufficient capital into the bank to satisfy the requirements of a Consent Order the bank had in place with the FDIC. While the Consent Order was still in existence at the time of our audit report in March 2014, its terms had been substantially met, reducing the likelihood of the FDIC taking corrective action to remote. The capital raise also provided a sufficient amount of liquidity and capital to allow management to continue to execute on its plans for improvement. These factors led us to conclude that there was not substantial doubt about the Company’s ability to continue as a going concern for a reasonable amount of time.

It should be noted that in our report dated March 28, 2013 on the 2012 financial statements, we did include an explanatory paragraph expressing substantial doubt about the entity’s ability to continue as a going concern. That conclusion was based on continuing consolidated losses and ending bank capital below the levels required by the Consent Order with the FDIC, substantially increasing the likelihood that the FDIC would take corrective action, up to and including closing the bank.

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (517) 278-4566 or Robert M. Bondy of Plante & Moran, PLLC at (616) 643-4013 should you have any further questions, comments, or concerns.

Sincerely, Monarch Community Bancorp, Inc.

By:	/s/ Rebecca S. Crabill
Rebecca S. Crabill Chief Financial Officer

cc:	Benjamin Phippen Robert M. Bondy Jude M. Sullivan